NEW GOLD INC.

Management’s Discussion and Analysis

Nine Months Ended September 30, 2008

(in United States dollars, except where noted)

This Management’s Discussion and Analysis should be read in conjunction with New Gold Inc.’s (“New Gold”) unaudited interim consolidated financial statements for the three and nine months ended September 30, 2008 and related notes thereto which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein.  The reader is cautioned not to place undue reliance on forward-looking statements. All figures are in United States dollars, tabular amounts are in thousands, unless otherwise noted. This Management Discussion and Analysis has been prepared as of November 11th, 2008. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Further to the recent business combination of New Gold Inc. (“NGI”), Metallica Resources Inc. (“Metallica”) and Peak Gold Ltd. (“Peak Gold”) on June 30, 2008, unaudited interim consolidated financial statements of the newly formed company (“New Gold” or the “Company”) for the three and nine month periods ending September 30, 2008 are presented on the basis that Peak Gold is the acquirer for accounting purposes.

THIRD QUARTER HIGHLIGHTS

•

Gold production of 68,801 ounces

•

Gold sales of 67,156 ounces

•

Total cash cost of $566 per ounce (net of by-product sales) (1)

•

Net Loss of $148.9 million after the Amapari impairment of $156.9 million net of tax recoveries

•

The Company has written down its investment in Amapari by $156.9 million, net of tax recoveries, to $10.6 million

•

Decision to slow development of the New Afton Project

 (1) “Total cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers.  The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company reports total cash cost on a sales basis.  Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs.  Total cash cost is then divided by ounces sold to arrive at the total cash cost of sales.  The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.  This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

New Gold Inc. Management Discussion and Analysis	1

Background

The Company is a gold producer engaged in gold mining and related activities including acquisition, exploration, extraction, processing and reclamation. The Company’s operating assets are comprised of the Amapari mine in Brazil, the Cerro San Pedro mine in Mexico, and the Peak mine in Australia. Significant development projects include the New Afton copper-gold project in Canada and a 30% interest in the El Morro copper-gold project in Chile.

With a clear direction in place, New Gold’s strategy focuses on four main pillars; delivery on operational targets (safety, environment and social responsibility, production and cost); maintenance of a strong financial position; internal growth through project development and continuous improvement of our existing assets; and external growth through continued consolidation of junior gold producers.  New Gold is working towards maximizing shareholder value through diversified production, maintaining a reduced risk profile and enhancing growth potential. The board of directors, management and the employees of New Gold are committed to achieving this in a socially responsible and sustainable manner.

 Corporate Developments

Business Combination

On June 30, 2008 NGI, Metallica and Peak Gold completed a business combination and asset acquisition (the “Transaction”) to form New Gold.  In accordance with the provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1581, Business Combinations, Peak Gold has been identified as the acquirer for accounting purposes.  As such, this Management’s Discussion and Analysis is a continuation of the operations of Peak Gold, with the comparative information being that of Peak Gold.  References to NGI are to the pre-transaction corporate entity whereas a reference to New Gold refers to the post-transaction consolidated entity.

Under terms of the Transaction, shareholders of Peak Gold received 0.1 shares of New Gold common shares and nominal cash consideration for each common share of Peak Gold. The Transaction has been accounted for as a purchase of assets and assumption of liabilities of NGI by Peak Gold.  Shareholders of Metallica received 0.9 shares of New Gold common shares and nominal cash consideration for each common share of Metallica. For accounting purposes the acquisition of Metallica has been accounted for as a purchase transaction. Refer to Note 5 of the Company’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2008 for further information on the Transaction.

The Transaction provides the Company with an improved production profile through the diversification of producing assets, increased reserves and resources and it broadens growth potential with an inventory of development and exploration stage assets.

Investment in Amapari

The Company has reviewed the carrying value of its investment in Amapari and has concluded that there has been an impairment. Evaluation of results from the 2007/2008 drill program has not added significant amounts of oxides that would be economical to process in the existing heap leach circuit. Remaining heap leachable material will be exhausted in the fourth quarter of 2009. Production beyond 2009 is subject to ongoing studies on the feasibility of mining and processing the sulphide resources underlying and surrounding the oxide pits. As a result  the limited mine life for the oxides and unproven economic viability of the identified sulphide resources, management has written down its investment in Amapari by $156.9 million, net of tax recoveries, to a value of $10.6 million.

New Gold Inc. Management Discussion and Analysis	2

New Afton Project Development Schedule

Due to the volatility and uncertainty of today’s markets and the Company’s current cash position, coupled with the funding requirements for the fast track construction of the New Afton project, the Company has made the decision to slow development of the project.

Under the revised development plan, surface construction will be shut down in an orderly fashion over the coming weeks while development of the underground workings will continue at a reduced rate to gain access to the bottom of the ore body.  The revised schedule projects a cash requirement of approximately $83.0 million in 2009, as compared to the previous fast track schedule which had a cash requirement of $320.0 million for the coming year.  Under the original fast track schedule operations were to commence in late 2009, ramping up to achieve full production in the second quarter of 2011.  With the revised plan, surface construction would resume at the end of 2010 with full production achieved in the second half of 2012.

New Gold Inc. Management Discussion and Analysis	3

Selected Financial Information

(US dollars in thousands, except per share amounts and per ounce amounts)

	Three Months Ended(1)						Four Months ended	Three Months Ended
	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Nov 30,
	2008	2008	2008	2007 (4)	2007	2007	2007 (3)	2006
Revenues	$63,384	$39,497	$56,221	$46,979	$44,663	$39,442	$nil	$nil
Gold produced (ounces)	68,801	42,052	43,300	53,430	53,900	42,500	nil	nil
Gold Sales (ounces)	67,156	40,540	51,700	52,351	55,000	48,000	nil	nil
Average Realized Price (US$/ ounce)	$870	$898	$933	$793	$697	$662	$nil	$nil
Depreciation and depletion	($9,666)	($7,657)	($6,404)	($3,766)	($13,258)	($9,481)	$nil	$nil
Corporate administration	$8,334	$3,196	$4,027	$5,122	$2,814	$5,290	$67	$247
Earnings (loss) from operations	($167,588)	($5,895)	$13,479	$13,090	$2,612	($1,525)	($67)	($247)
Interest and other income	$1,123	$1,355	$1,967	$1,198	$1,250	$1,651	$14	$nil
Net earnings (loss)	($148,852)	($4,751)	$9,790	$14,789	$1,180	($1,289)	($54)	$10,188
Earnings (loss) per share	($0.70)	($0.05)	$0.01	$0.02	$nil	$nil	$nil	$0.09
Cash flow from (to) operating activities	($10,459)	($2,987)	$18,394	$12,944	$7,823	$5,856	($3)	($63)
Total Cash costs (per gold ounce) (2)	$566	$742	$427	$398	$303	$343	$nil	$nil
Cash and Cash Equivalents	$251,131	$319,179	$197,636	$149,924	$77,111	$77,388	$643	$328
Short term investments	$ nil	$nil	$nil	$32,440	$nil	$nil	$1,110	$nil
Investments	$87,645	$91,193	$nil	$nil	$nil	$nil	$nil	$nil
Total Assets	$1,979,246	$2,166,962	$590,691	$572,398	$456,912	$ nil	$nil	$342

(1)

Operating results of Amapari and Peak Mines are included from April 3, 2007 to September 30, 2008.  Results for Cerro San Pedro and New Afton are included from the period of June 30, 2008 to September 30, 2008.

(2)

The calculation of total cash cost per ounce of gold for Peak Mines is net of by-product copper sales revenue. The calculation of total cash cost per ounce of gold for Cerro San Pedro is net of by-product silver sales revenue.

(3)

The Company changed its fiscal year end from November 30 to December 31, commencing with the thirteen month period ending December 31, 2007. As a result, the quarter ended March 31, 2007 is a four month period.

(4)

In the fourth quarter, the company finalized the purchase price allocation of the assets and liabilities acquired in the acquisition of Amapari and Peak Mines. The result of the fourth quarter includes adjustments made upon completion of the allocation of the purchase consideration of Amapari and Peak Mines.

New Gold Inc. Management Discussion and Analysis	4

Overview of the third quarter 2008 financial results

Net loss for the third quarter of 2008 of $148.9 million, which includes an impairment charge of $156.9 million (net of tax recovery of $8.4 million) and $2.5 million in stock-based compensation. Net earnings of $8.0 million (excluding the impairment charge of $156.9 million) compared to net earnings of $1.2 million for the third quarter of 2007. The increase is mainly attributed to a $15.5 million gain on foreign exchange in the third quarter of 2008 compared to $1.1 million foreign exchange loss in the third quarter of 2007.  Foreign exchange gains arise mainly from Canadian dollar denominated monetary items and revaluation of foreign future income tax liabilities. Loss from operations was $167.6 million compared to earnings from operations of $2.6 million for the same period last year. Total cash cost was $566 per ounce for the third quarter of 2008 compared to $303 in the third quarter of 2007. The increase can be attributed to higher operating costs at the Amapari mine and lower copper concentrate sales (by-product credits) at Peak Mines compared to the same period last year and the impact of falling copper prices on copper revenues not yet received.

New Gold Inc. Management Discussion and Analysis	5

Operation Review

Amapari, Brazil

(US dollars in thousands, except ounce and per ounce amounts)

	Three Months Ended
Operating Data	Sept 30,	June 30,	Mar 31,	Dec 31,	Sept 30,
	2008	2008	2008	2007	2007
Tonnes of ore mined	493,285	353,813	448,752	598,695	591,993
Tonnes of low grade mined	260,670	251,042	177,081	247,485	162,183
Tonnes of waste removed	2,708,792	1,491,231	1,198,743	2,193,579	2,273,088
Ratio of waste to ore	6.0	4.9	3.1	4.1	4.1
Tonnes of ore processed	517,239	388,000	384,000	529,800	519,400
Average mill head grade (grams/tonne)	1.89	1.76	2.35	3.41	2.41
Average recovery rate (%) (1)	76%	60%	63%	62%	62%
Gold (ounces)
– Produced (2)	17,752	20,938	18,201	24,400	22,200
– Sold	16,661	22,099	20,453	22,600	22,200
Average realized gold price (per ounce)	$853	$895	$918	$785	$684
Total cash costs (per ounce)	$882	$968	$650	$583	$491
Financial Data
Revenues	$14,213	$19,775	$18,767	$17,710	$15,190
(Loss) Earnings from operations*	($170,660)	($7,668)	($327)	$3,751	($1,560)

(1)

Gold recovery is determined when the individual leach pads are reclaimed and production is reconciled.

(2)

Tonnes of ore processed each quarter do not necessarily correspond to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.

(*)    Includes the impairment charge of $156.9 million (net of tax recoveries of $8.4 million)

Amapari’s gold production for the third quarter of 2008 was 17,752 ounces compared to 22,200 ounces for the same period in 2007. The lower gold production results primarily from lower gold grades.

Total cash cost per ounce for the quarter was $882 per ounce compared to $491 per ounce in the third quarter of 2007. High cash costs result from lower production, increased cyanide and carbon costs and increased maintenance and other operating costs, partially offset by the weakening of the Brazilian currency (real) against the US dollar (“USD”).

The positive results of a major overhaul of the operating systems at Amapari that commenced early in the quarter are evidenced by a significant increase of recoverable ounces on the leach pads. Recoverable ounces placed on the leach pads increased from 16,400 in the second quarter to 23,600 in the third quarter, an increase of 44 percent. Higher mobile equipment availabilities resulted in 33 percent more tonnes placed.  Full impact on production and cash cost from the recent improved operating performance is expected to be realized in the fourth quarter.

New Gold Inc. Management Discussion and Analysis	6

Revenue for the quarter was $14.2 million, compared to $15.2 million in the prior year third quarter. The decrease is due to lower sales volume, which was partially offset by the higher realized gold price.  Losses for the current quarter were $5.4 million (excluding impairment charge) compared to $1.6 million a year ago and are attributed to higher processing costs, lower gold sales and reduced grade of ore offset by partially higher realized gold prices.  Cash flow used in operations was $5.1 million for the third quarter of 2008 compared to $0.5 million generated from operations in the third quarter of 2007. The decrease is the result of lower gold sales revenue due to lower gold grades combined with increased costs.

Evaluation of results from the 2007/2008 drill program has not added significant amounts of oxide that would be economical to process in the existing heap leach circuit. Remaining leachable material will be exhausted in the fourth quarter of 2009.  As a result of the limited remaining life of the oxide material high operating costs and lower than expected gold grades the Company has recorded an impairment charge of $156.9 million, net of a tax recovery of $8.4 million.

New Gold Inc. Management Discussion and Analysis	7

Peak Mines, Australia

(US dollars in thousands, except ounce and per ounce amounts)

	Three Months Ended
Operating Data	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,
	2008	2008	2008	2007	2007

Tonnes of ore milled	196,633	186,326	179,087	188,933	182,835

Average mill head grade
– Gold (grams/tonne)	4.95	4.18	4.96	5.55	6.21

– Copper (%)	0.67%	0.46%	0.70%	0.59%	0.65%

Average recovery rate
– Gold (%)	85.1%	84.2%	87.9%	86%	87%
– Copper (%)	81.1%	64.9%	78.9%	70%	74%
Produced
– Gold (ounces)	26,662	21,114	25,099	29,030	31,703
– Copper (thousands of pounds)	2,365	1,237	2,172	1,746	1,932

Sold
– Gold (ounces)	24,425	18,441	31,247	29,751	32,800
– Copper (thousands of pounds)	1,715	855	2,551	2,469	1,908

Average realized price
– Gold (per ounce)	$878	$902	$943	$799	$707

– Copper (per pound)	$2.76	$4.27	$3.75	$2.99	$3.47

Total cash cost per gold ounce (1)	$560	$472	$281	$258	$176

Financial Data
Revenues	$21,732	$19,722	$37,454	$29,278	$29,467

Earnings from operations	$6,018	$2,944	$17,144	$13,416	$6,494

(1)

The calculation of total cash cost per ounce of gold is net of by-product sales revenue. If the copper sales were treated as a co-product, average total cash cost at Peak Mines for the three months ended September 30, 2008, would be $562 per ounce of gold and $0.83 per pound of copper compared to $309 per ounce of gold and $2.28 per pound of copper in the previous year.

Peak Mines produced 26,662 ounces of gold and 2.37 million pounds of copper in the third quarter versus 31,703 ounces of gold and 1.93 million pounds of copper for the same period in 2007. Metal production returned to planned levels with an improvement in ore grade as mining focused on primary stopes. Mill throughput of 196,633 tonnes, remains at record levels, reflecting consistent underground production and high mill availability.

New Gold Inc. Management Discussion and Analysis	8

Total cash cost for the quarter was higher at $560 per ounce compared to $176 per ounce in the same quarter in 2007 as a result of a negative adjustment to copper concentrate accounts receivable due to decreased copper prices. The negative adjustment to concentrate accounts receivable increased total cash cost, net of by-product, by approximately $155 per ounce. The balance of the copper concentrate receivable at the end of September was $21.5 million compared to $25.0 million at the end of June.  Approximately $18.9 million was received as a partial prepayment subsequent to the quarter-end however; the copper price on this amount may not be fixed until the end of 2008. Gold sales decreased to 24,425 ounces in the third quarter of 2008 from 32,800 ounces in the same quarter of 2007 due to lower gold grades mined. The average realized gold price for the quarter was $878 compared to $707 in the same quarter in 2007. Copper revenues were down for the quarter due to lower volume sold and lower copper prices.  Copper recovery rates increased to 81.1% compared to 74.0% in the third quarter of 2007.  Cash flow provided by operations for the third quarter was $5.6 million compared to $7.8 million for the third quarter in 2007.

New Gold Inc. Management Discussion and Analysis	9

Operation Review

Cerro San Pedro, Mexico

(US dollars in thousands, except ounce and per ounce amounts)

	Three Months Ended (1)

Operating Data	Sept 30,	Jun 30,	Mar 31,
	2008	2008	2008
Tonnes of ore mined	2,059,429	2,440,293	2,276,533
Tonnes of waste removed	3,831,513	3,074,769	3,051,869
Ratio of waste to ore	1.86	1.26	1.34
Tonnes of ore processed	2,059,429	2,440,293	2,276,533
Average mill head grade (grams/tonne)	0.59	0.64	0.61
Average Gold recovery rate (%)	65%	41%	41%
Average Silver recovery rate (%)	18%	19%	15%
Gold (ounces)
– Produced (2)	24,387	20,653	18,290
– Sold	26,070	22,190	15,922
Silver (ounces)
– Produced (2)	282,055	283,749	228,623
– Sold	305,430	300,728	203,973
Average realized gold price (per ounce)	$874	$897	$933
Total cash cost net Silver credits (per ounce)(3)	$369	$375	$496
Financial Data
Revenues	$27,439	$25,050	$18,477
(Loss) Profit from operations(4)	$5,618	$10,523	$7,497

(1)

Commercial production at Cerro San Pedro commenced on May 1, 2007 however; the operation was still in its ramp up stage and production results are not comparable and therefore have not been presented. As such, the comparative analysis will be presented using prior quarter information.

(2)

Tonnes of ore processed each quarter do not necessarily correspond to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.

(3)

The calculation of total cash cost per ounce of gold is net of by-product sales revenue. If the silver sales were treated as a co-product, average total cash costs at Cerro San Pedro for the three months ended September 30, 2008, would be $455 per ounce of gold and $7.94 per ounce of silver.

(4)

Cerro San Pedro operations are included in New Gold’s operating results for the period subsequent to June 30, 2008 only.  Prior quarter information is presented for information purposes only.

Cerro San Pedro achieved good results in the third quarter with gold sales increasing to 26,070 ounces compared to 22,190 ounces in the second quarter. Gold and silver production for the third quarter was 24,387 ounces and 282,055 ounces, respectively compared to 20,653 and 283,749 in the prior quarter. The increase in production over the second quarter was due to a higher recovery as leach pads approach equilibrium.

New Gold Inc. Management Discussion and Analysis	10

Total cash cost net of by-product sales for the third quarter was $369 per ounce, down from $375 per ounce in the second quarter. Cash cost was lower in the third quarter mainly because of the increase in the volume of gold sold offset by the reduction in the selling price of silver, higher strip ratio and increased consumable costs.   Cash flow provided by operations for the third quarter was $7.0 million.

Revenue for the third quarter increased by 10% to $27,439 compared to$25,050 in the second quarter as a result of incremental gold volume of 3,880 ounces sold in the third quarter, although the average realized price of gold fell quarter over quarter from $897 to $874 per ounce and the average realized silver price dropped from $17.13 to $15.24 per ounce.

New Gold Inc. Management Discussion and Analysis	11

Project Development Review

New Afton Copper-Gold Project

Engineering and construction activities progressed at the New Afton project during the quarter. The underground achieved 1,432 meters of advance during the third quarter compared to 1, 267 metres in the second quarter of 2008.  The underground work also included boring of the second ventilation raise, some 430 metres in length.

Surface activities continued during the quarter as the majority of the earthworks for the mill site were completed along with concrete foundation work in the mill.  A total of 490,000 cubic meters of earth were moved during the quarter and 4,265 cubic yards of concrete were placed for the mill including SAG and Ball Mill foundations and mill building footings.

Despite good progress on the fast track project development schedule, the Company has made the decision to slow development activities of the New Afton Project in light of the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures.  The underground mine development activities will continue at a reduced rate and surface construction activities will be wound down.  This slowdown will be implemented in a manner that protects the value of expenditure to date and facilitates the re-commencement of activities when the decision is made to resume full construction of the project.  The revised schedule involves development of access to the base of the ore body by the end of 2010 followed by completion of underground development and surface construction to achieve full production in the second half of 2012.  This schedule is dependent on the Company obtaining the required financing for the project by the end of 2010, and if this financing is obtained prior to the end of 2010 the schedule can be revised accordingly.

During this slowdown period the Company will focus on the following areas of development:

•

Continuing access development to the base of the ore body;

•

Converting underground activities to an employee based workforce from the use of contractors;

•

Continuing programs to ensure all existing permits are maintained and further required permits are obtained;

•

Completing the mill enclosure for storage of equipment;

•

Taking delivery of certain items already ordered and closing out other commitments; and

•

Completing detailed engineering, which is approximately 70% complete at the end of the third quarter.

The revised schedule projects a total cash requirement of approximately $83.0 million in 2009, as compared to the existing fast track schedule which has a cash requirement of $320.0 million.

El Morro Copper-Gold Project

The El  Morro project in Chile represents an early stage development project.  The Company owns a 30% interest in the project with the project operator, Xstrata plc (“Xstrata”).

The Company has an agreement with Xstrata whereby Xstrata will finance, at the Company’s election, 70% of the Company’s 30% share of El Morro’s project development costs at Xstrata’s cost of financing plus 100 basis points.  Xstrata would be repaid through 80% of the Company’s share of future project cash flow.

New Gold Inc. Management Discussion and Analysis	12

Exploration Review

Rio Figueroa

In June 2008, the Company entered into an agreement with Antofagasta Minerals S.A. (“Antofagasta”) which provides Antofagasta an option to earn up to a 70% interest in the Company’s Rio Figueroa copper-gold exploration project in Chile.  Antofagasta will make option payments to the underlying landowners totaling $2.7 million through September 2009 to earn a 30% interest in the Rio Figueroa project.  Antofagasta can increase its interest in the project from 30% to 50% by making qualified exploration expenditures totaling $7.0 million through June 2012.  Antofagasta can further increase its interest in the project from 50% to 70% by making a cash payment to the Company of $5.0 million and delivering a feasibility study for the project by June 2015.

Review of Financial Results

Three months ended September 30, 2008 compared to the three months ended September 30, 2007

Net losses amounted to $148.9 million for the three months ended September 30, 2008, compared to net earnings of $1.2 million in the same period last year.  The loss is mainly attributable to the $156.9 million write-down of Amapari, offset by the foreign exchange gain realized due to the recent increase in value of the US dollar.

The net losses for the three months ended September 30, 2008 were impacted by the following factors:

•

Revenues increased by $18.7 million in the third quarter of 2008 compared to the third quarter in 2007. The increase is primarily due to the inclusion of the Cerro San Pedro operating results and higher realized gold prices, which increased 25% over the previous year;

•

Operating expenses  increased by 79% compared to the same quarter in 2007 as a result of inclusion of the Cerro San Pedro operations and higher operating costs related to increases in consumables and maintenance;

•

Depreciation and depletion, which relates to mining activities, was $9.7 million for the quarter.  Depreciation and depletion was $3.0 million for Amapari, $3.9 million for Cerro San Pedro and $2.7 million for Peak Mines.  This was $3.6 million lower compared to the third quarter of 2007.  In December 2007, the Company finalized its valuation of the acquisition of Amapari and Peak Mines resulting in adjustments to the fair value of depletable properties  and a  consequent reduction to depletion expenses;

•

Overall, corporate activities have increased as a result of merged operations from the business combination. Corporate administration was $5.5 million higher in the third quarter of 2008 due to one-time business combination related costs of approximately $2.5 million and increased stock based compensation charges. Stock-based compensation was $2.5 million for third quarter of 2008 compared to $1.0 million in the same quarter in 2007;

•

The Company recorded a $15.5 million foreign exchange gain during the period as a result of the strengthening US dollar compared to the Australian dollar, Brazilian real, Mexican peso and Canadian dollar. The majority of the gain arose due to the revaluation of monetary assets and liabilities and future income tax liabilities recorded on the acquisition of Amapari, Peak Mines, Metallica and NGI.

New Gold Inc. Management Discussion and Analysis	13

Nine months ended September 30, 2008 compared to the ten months ended September 30, 2007

It should be noted that the Company changed its fiscal year end from November 31 to December 31 in 2007 to coincide with the year ends of Amapari and Peak Mines. As a result, the Company’s operating results as at September 30, 2007 reflect operations for a ten month period.

The net losses of $143.8 million for the nine months ended September 30, 2008 were impacted by the following factors:

•

Revenues increased by  89% or $75.0 million in the nine months ended September 30, 2008 as compared to the same period in 2007, primarily as result of a  full nine months of sales for Amapari and Peak Mines compared to only six  months of sales for the same period in 2007 and the addition of Cerro San Pedro’s revenues for 3 months in 2008 and higher realized gold prices, which increased 25% over last year;

•

Operating expenses increased by 118% to $108.9 million (2007 - $50.0 million), primarily due to a full nine months of  production in 2008 for Peak Mines and Amapari and inclusion of the Cerro San Pedro mine for three months. The nine months ended September 30, 2007 includes operating results for Amapari and Peak Mines from April 3, 2007 and April 27, 2007, respectively to September 30, 2007;

•

Depreciation and depletion increased by 4% to $23.7 million (2007 - $22.7 million) primarily due to a full nine months of commercial production and inclusion of the Cerro San Pedro mine for three months. In addition, the finalized purchase price allocation of assets and liabilities acquired in the acquisition of Peak Mines and Amapari were not completed until the fourth quarter of 2007. Accordingly, the nine months ended September 30, 2008 included depreciation based on finalized purchase price allocations while the same 2007 period did not;

•

Corporate administration increased by 90% to $15.6 million (2007 - $8.2 million) as a result of increased corporate activity due to the one time only business combination costs of approximately $2.5 million

•

Exploration expense increased by $3.5 million in the nine months ended September 30, 2008 as compared to the same period in 2007, as a result of continued exploration work at Amapari and Peak Mines and other properties acquired in the Transaction;

•

Interest income of which the majority was earned on funds received from a private placement in December 2007 and the cash acquired in the business combination which closed on June 30, 2008 increased by $1.5 million in the nine months ended September 30, 2008 as compared to the same period in 2007;

•

Net losses amounted to $143.8 million for the nine months ended September 30, 2008, compared to a net loss of $0.2 million in the same period last year.  Higher net losses are primarily a result of the Amapari write-down, partially offset by a full nine months of commercial operations and significant increases in realized gold prices ($898 per ounce compared to $681 per ounce in the same period last year);

•

Total cash costs per ounce were $568 for the nine months ended September 30, 2008 as compared to $322 in the same period in 2007.  The increase is due to lower production at Amapari and Peak Mines, higher labour costs, rising cost of consumables, unplanned maintenance costs offset by the weakening of the Australian dollar, Brazilian real and Mexican peso.

New Gold Inc. Management Discussion and Analysis	14

Non-GAAP Measure – Total Cash Cost per Gold Ounce Calculation

The Company reports total cash cost on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash cost per ounce to the financial statements:

(In thousands of USD except for ounces of gold and cash cost per ounce)	Three months ended September 30, 2008	Three months ended September 30, 2007	Nine months ended September 30, 2008	Ten months ended September 30, 2007
Operating Expenses per financial statements	$44,248	$24,662	$108,880	$49,951
Treatment and refining charges on concentrate sales	845	1,446	3,487	3,290
By-product copper sales	(1,136)	(7,730)	(14,843)	(16,877)
Non-cash adjustments	(5,947)	(1,713)	(6,987)	(3,239)
Total cash costs	38,010	16,655	90,537	33,125
Ounces of gold sold	67,156	55,000	159,396	102,997
Total cash cost per ounce of gold	$566	$303	$568	$322

New Gold Inc. Management Discussion and Analysis	15

Liquidity and Capital Resources

As of September 30, 2008, the Company held cash and cash equivalents of $251.1 million (December 31, 2007 - $149.9 million).  The majority of the increase is attributed to cash and cash equivalents of $134.2 million (net of acquisition costs) acquired from the closing of the Transaction. The Company had approximately $8.6 million in short-term borrowings at Amapari at the end of the quarter.

The Company’s cash and cash equivalents are invested in highly liquid, lower risk, interest-bearing investments with maturities of 90 days or less from the original date of acquisition.  The counter-parties include banks, governments and government agencies.  This does not include the asset backed commercial paper (“ABCP”) discussed below.

As part of the Transaction, the Company acquired $170.0 million in ABCP which is rated R1-high by Dominion Bond Rating Service.  In mid-August 2007, a number of non-bank sponsors of ABCP, including those with which New Gold had invested, announced that they could not place ABCP due to unfavorable conditions in the Canadian capital markets.  Accordingly, there is presently no active market for the ABCP held by the Company. The Company classifies its holdings in ABCP as long-term investments and has estimated the fair value on ABCP at approximately $87.6 million as at September 30, 2008.  There can be no assurance that this estimated value will be realized. Subsequent adjustments, which could be material, may be required in future reporting periods (Refer to the Risks and Uncertainties section for more information).

As of September 30, 2008, the Company had working capital of $260.3 million (December 31, 2007 - $214.1 million). During the quarter, the Company’s working capital was negatively impacted by the decline in copper prices during the third quarter of 2008.  As of September 30, 2008, working capital includes copper concentrate receivables at a value of $21.5 million, which has been revalued at September 30, 2008 at $2.76 per pound. Corresponding to this amount, an $18.9 million partial pre-payment was received in the fourth quarter of 2008 at a price of $1.87 per pound with final pricing and settlement expected to occur before year end.

In the opinion of management, the working capital at September 30, 2008, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.   However, taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is reviewing all expenditures, including its 2009 capital and operating budgets, and in particular, the New Afton Copper-Gold Project which will be slowed down to reduce the overall cash requirement in 2009 (refer to the New Afton Copper-Gold Project section for more information).  The Company’s focus in this overall review is on ensuring adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations.

The Company had expected to receive additional funds of approximately $50.0 million from the exercise of 14,456,965 share purchase warrants at Cdn $3.44 per share which expire on December 11, 2008.  There is a high degree of uncertainty regarding the likelihood of the funds being received due to the current share price and the difficult current market conditions.

During the quarter ended September 30, 2008, the Company had negative operating cash flows of $(10.5) million.

During the three months ended September 30, 2008, the Company invested a total of $53.9 million in mining interests, including $1.6 million at Amapari, $9.5 million at Peak Mines, $3.3 million at Cerro San Pedro and $39.1 million at New Afton.

New Gold Inc. Management Discussion and Analysis	16

Contractual Obligations:

	Payments Due by Period
		Less than 1
Contractual Obligations (in 000's USD$)	Total	year	1-3 years	4-5 years	After 5 years
Long-Term Debt	275,502				275,502
Interest Payable on Long-Term Debt	216,816	24,956	49,911	49,911	92,038
Commitments & Permits	46,656	40,759	4,482	1,415
Other	239	37	192	10

Total Contractual Obligations	539,214	65,752	54,585	51,336	367,540

The majority of the Company’s contractual obligations consist of long-term debt and interest payable.  Long-term debt obligations comprise of senior secured notes and subordinated convertible debentures.  The senior secured notes were originally issued by NGI pursuant to a note indenture dated June 28, 2007, mature and become payable on June 28, 2017 and bear interest at a rate of 10% per annum.  At September 30, 2008 the face value of the notes totaled $223.6 million (Cdn $237.0 million) with remaining interest payable totaling $201.2 million. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year.

The Company has 55,000 subordinated convertible debentures that bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014.  At September 30, 2008 the aggregate principal of the subordinated convertible debentures was $51.9 million (Cdn $55.0 million) with remaining interest payable totaling $15.6 million. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year.

As of November 11, 2008, there were 212,840,746 common shares of the Company outstanding. The Company had 9,102,605 stock options outstanding under its share option plan. In addition, the Company had 74,182,276 common share purchase warrants outstanding.

New Gold Inc. Management Discussion and Analysis	17

Commitments

The Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment necessary to commence development of the New Afton project.  At September 30, 2008, these commitments totaled $40.8 million and are expected to fall due over the next 12 months.

Off-Balance Sheet Transactions

The Company has no off-balance sheet arrangements.

Risks and uncertainties

Readers of this Management Discussion and Analysis should give careful consideration to the information included or incorporated by reference in this document and the Company’s unaudited interim consolidated financial statements and related notes. Significant risk factors for the Company are metal prices, currency fluctuations, government regulations, foreign operations, environmental compliance, the ability to obtain additional financing, risks relating to recent acquisitions, and dependence on management.

Metals Prices

Gold, silver and copper prices have a direct impact on the Company’s profitability. Metal prices are affected by a variety of factors including interest rates, exchange rates, international economic and political trends, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand and the political and economic conditions of major metal producing countries throughout the world. The Company does not presently have a metals hedging policy nor has it conducted any metals hedging in the past.

Currency Fluctuations

Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver and copper are sold in US dollars and the Company’s costs are incurred principally in Canadian dollars, Australian dollars, Mexican pesos and Brazilian reals. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production and capital expenditure in US dollar terms.

The Company has recorded future income tax liabilities on mineral interests relating to the acquisitions of Amapari, Peak Mines, Metallica and NGI. The future income tax liabilities are monetary items, which are revalued each period end at current exchange rates, with the gain or loss recorded in income for the period.

The Company has assessed this risk and has not presently adopted an active currency hedging program given the correlation between metal prices and the currencies in which the Company operates. In 2008, favorable changes in metal prices have mitigated the adverse effect of the appreciation of the foreign currency against the US dollar.

New Gold Inc. Management Discussion and Analysis	18

Government Regulations

The mining, processing, development and exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations.

Foreign Operations

The Company’s operations are currently conducted in Brazil, Mexico, Canada, the United States, Chile and Australia, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary for each country and include, but are not limited to, extreme fluctuations in currency exchange rates; high rates of inflation; labor unrest; exploration and fluctuations in currency and exchange rates; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of or purchase supplies from a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in these countries could adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Environmental

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent that such approvals are required and not obtained, the Company could be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

New Gold Inc. Management Discussion and Analysis	19

Asset Backed Commercial Paper

As at September 30, 2008, the non-bank ABCP market remained the subject of a restructuring process with the express intention of replacing the ABCP with a number of long-term floating rate notes.  The restructuring plan would, if completed as currently intended, see the pooling of all of the underlying assets from all the ABCP trusts with the exception of those assets designated as ineligible for pooling (“Ineligible Assets”) and those series of assets backed exclusively by traditional financial assets (“Traditional Series”).  ABCP relating to the pooled assets will be replaced with four classes of notes named A1, A2, B and C in declining order of seniority.  ABCP relating to Ineligible Assets and Traditional Series would be replaced with new tracking notes whose characteristics are designed to track the performance of the particular assets of the series to which they correspond.

On April 25, 2008, the affected parties in the ABCP restructuring voted to approve the restructuring which has been conducted under the Companies’ Creditors Arrangement Act.  This vote was subsequently sanctioned by the courts and all subsequent appeals have been extinguished. The restructuring is currently planned to be completed in the fourth quarter of 2008 at which point the notes would become free funding.  It is possible that the current financial market crisis may further delay the restructuring plans.  As a result, the Company, following the acquisition of NGI classifies its holdings in ABCP as long-term investments.

The Company has estimated the fair value on ABCP at September 30, 2008 by using a probability weighted cash flow approach.  There can be no assurance that this estimate will be realized or that it will be adequate.  Subsequent adjustments, which could be material, may be required in future reporting periods. In light of the current financial crisis, there can also be no definitive assurance that the restructuring will be implemented.  While management takes the view that it will be implemented, failure to implement the plan could lead to significant further impairment in the fair value of the ABCP.

Additional Financing

The Company’s mining, processing, development and exploration activities may require additional external financing. Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development or production on any or all of our projects. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable.

Risk Relating to Recent Acquisitions

The Company recently completed a business combination of NGI, Metallica,  and Peak Gold.  There can be no assurances that the benefits anticipated from these acquisitions will be realized.

Peak Gold has been identified as the acquirer for accounting purposes for the business combination. The cost of the acquisition will be allocated to the assets acquired and liabilities assumed based on the fair value at the date of acquisition. The estimation of fair value for mining interests takes into account expected future cash flows associated with the life of mine plans. This allocation is not yet complete due to inherent complexities in the valuation process and revisions that may impact earnings prospectively in the future may be required.

New Gold Inc. Management Discussion and Analysis	20

Dependence on Management

The Company relies heavily on the business and technical expertise of its management team and it is unlikely that this dependence will diminish in the near term.

Title to the Company’s Mineral Properties

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company’s interest, including prior unregistered liens, agreements, transfers or claims, including aboriginal land claims, and title may be affected by, among other things, undetected defects. As a result, the Company may be constrained in its ability to operate its properties or unable to enforce its rights with respect to the properties. An impairment to or defect in our title to certain properties could have a material adverse effect on our business, financial condition or results of operations.

Exploration and Development

Risks related to our recent start of production at our Cerro San Pedro mine include risks associated with the operation of a mine and risks of encountering unexpected geological formations or unanticipated variations in grade.

Accounting Policies implemented effective January 1, 2008

The Company has adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountant: Handbook Section 1535, Capital Disclosures (“Section 1535”), Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”) and Handbook Section 3863, Financial Instruments –

Presentation (“Section 3863”).

Section 1535 requires the disclosures of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objective, policies and processes for managing capital. Section 1535 Specifies that disclosures of (i) an entity’s objective, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Section 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosures and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Section 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how the entity manages those risks.

Section 3031, Inventories, which replaces the existing Section 3030, establishes standards for the measurement and disclosure of inventories.  The new standard provides more extensive guidance on the determination of cost, including allocation of overhead, requires impairment testing and expands the disclosure requirements.  The adoption of Section 3031 is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

New Gold Inc. Management Discussion and Analysis	21

Accounting Policies to be implemented effective January 1, 2009

Effective January 1, 2009, the Company will adopt Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, and establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenditures in the Pre-operating Period (“EIC 27”).  As a result of the withdrawal of EIC 27, the Company will not be able to defer costs and revenues incurred prior to commercial production at new mine operations.

Critical Accounting Policies and Estimates

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses.

The Company’s accounting policies are described in note 2 of the notes to its September 30, 2008 unaudited interim consolidated financial statements. The Company’s accounting policies relating to work-in-progress inventory valuation, depreciation and depletion of mineral property, plant and equipment and site reclamation and closure accruals are critical accounting policies that are subject to estimates and assumptions regarding reserves, recoveries, future gold prices and future  mining activities. All estimates used are subject to periodic review and are adjusted as appropriate. Life-of-mine plans are prepared each year, so all estimates relating to mining activities, reserves, recoveries and gold prices are re-assessed annually, or more frequently as determined by management. Because of the ongoing review process, the Company has been able to update its estimates on a timely basis as developments affecting the underlying assumptions have necessitated such modifications.

Inventories

Finished goods, work-in-progress, heap leach ore and stockpile ore are valued at the lower of average production costs or net realizable value.

The Company records the cost of mining ore stacked in its leach pads and in process at one of its mines as work-in-progress inventory and values work-in progress inventory at lower of cost or estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in these mill circuits and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

New Gold Inc. Management Discussion and Analysis	22

Mineral Properties

The Company records mineral property acquisition expenditures and mine development expenditures at cost. In accordance with Canadian generally accepted accounting principles, the Company capitalizes pre-production expenditures net of revenues received until the commencement of commercial production.

A significant portion of the Company’s mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserve prices turn out to be inaccurate, or if the Company revises its mining plan for a location due to reductions in the price of gold or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of the mineral property, plant and equipment or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of capitalized mineral property, plant and equipment. For producing properties, this assessment is based on whether factors that may indicate a need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be received or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment, which would reduce the Company’s earnings and net assets.

Reclamation Obligations

The Company has an obligation to reclaim its properties after the minerals have been mined from the site and has estimated the costs necessary to comply with exiting reclamation standards. Generally accepted accounting principles require the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability [when the liability is incurred and increases the carrying value of the related assets by the same amount. Subsequently, these asset retirement costs are amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs). If these estimates of costs or recoverable mineral resources prove to be inaccurate the Company could be required to write down the recorded value of its mineral property or increase the amount of future depreciation and accretion expense, or both, all of which would reduce the Company’s earnings and net assets.

New Gold Inc. Management Discussion and Analysis	23

Future Tax Assets and Liabilities

The Company recognizes the future tax benefit related to future income tax assets and set up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that the changes in these estimates could occur that materially affect the amount of future income tax liabilities recorded at the balance sheet date.

Stock based compensation

CICA Handbook section 3870 Stock-based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes Option Pricing Model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award’s vesting period. The Black-Scholes Option Pricing Model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The Company does not use interest rate contracts or other derivative financial instruments to manage the risks associated with its operations, and therefore, in the normal course of business are inherently exposed to currency, interest rate and commodity price fluctuations.  (Refer to the “Liquidity and Capital Resources” section of this Management’s Discussion and Analysis and note 4 of the Company’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2008 for further discussion).

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board (AcSB) recently confirmed January 1, 2011 as the date that IFRS will replace current standards and interpretations of Canadian GAAP for publically accountable enterprises.  The change from Canadian GAAP to IFRS will fundamentally change the way Canadian companies report their financial position and results from operations.  It may also affect certain business functions.

Currently, the Company is in the process of developing an IFRS changeover plan.   This process involves analyzing  and assessing the impact of IFRS on accounting policies, information technology and data systems, internal controls over financial reporting, disclosure controls and procedures including investor relations and external communication plans, and financial reporting expertise, including training requirements and business activities.

New Gold Inc. Management Discussion and Analysis	24

Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this Management’s Discussion and Analysis, management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on this evaluation, management has concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the Company’s interim filings was appropriately disclosed [as such term is defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ annual and interim filings is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls and Procedures

The Company evaluated the design of its internal control and procedures over financial reporting as defined under

Multilateral Instrument 52-109 for the year ended December 31, 2007 for Amapari, Peak Mines and Corporate operations. Based on this evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, as is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this Management ‘s Discussion and Analysis.

The Company has not yet completed its evaluation of the design of its internal controls and procedures for financial reporting as defined under Multilateral Instrument 52-109 for the three month period ended September 30, 2008 for the Cerro San Pedro mine and the New Afton project  recently acquired. However, the Company does not anticipate any significant  deficiencies in the design of these controls.

Limitations on Controls and Procedures

The Company’s management, including its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believe that any  internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, a design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

New Gold Inc. Management Discussion and Analysis	25

Contingencies

The Company is from time to time involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any pending or threatened proceeding related to any matter, or any amount which may be required to be paid by reason thereof, will have a material effect on the financial conditions or future results of operations of the Company.

In 2007, the Company terminated its mining contract at the Cerro San Pedro mine. The mining contractor maintained that it was not paid for all amounts owed under the mining contract, including early contract termination fees, and has filed an arbitration claim against the Company for $16.8 million plus value added taxes. The Company has filed a counter claim against the mining contractor for $2.5 million.  The Company had recorded an $8.4 million provision for this claim. Subsequent to the period end the Company settled the matter for $8.0 million exclusive of value added taxes and a mutual release and settlement agreement was signed by both parties.

The Company has received a notice that legal claims in the amount of approximately $46.0 million have been filed in Brazilian courts against the Company’s subsidiary, Mineracao Pedra Branca do Amapari Ltda (“MPBA”). The claims allege that MPBA has adversely impacted the quality of William Creek causing economic loss and health concerns. The Company believes that these claims are unfounded and intends to vigorously defend against them. The Company cannot reasonably predict the likelihood or outcome of these actions.

New Gold Inc. Management Discussion and Analysis	26

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains “forward- looking statements”, within the meaning of the United States Private Securities Litigation and Reform Act of 1955 and  applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future prices of gold, silver and  copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward- looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts” ,”intends” ,” anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company  to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: anticipated synergies from the business combination may not be realized; there may be difficulties in integrating the operations and personnel of the NGI, Peak Gold and Metallica; the Company is subject to significant capital requirements associated with its expanded operations and portfolio of development projects since completion of the business combination; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile; or any other country in which the Company currently or may in the future carry on business; taxation controls, regulations and political or economic developments in the countries in which the Company does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined accidents; labour disputes; and defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development, and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as the “Risks and Uncertainties” included in this document and the section entitled “Risk Factors” in the Joint Disclosure Booklet of the Company, Peak Gold and Metallica and the section entitled “Risk Factors Relating to the Operations of the Combined Company” in the Company’s management information circular dated May 16, 2008, both available  on SEDAR at www.sedar.com   Although the Company has attempted to identify important factors that would cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements contained herein, except in accordance with applicable securities laws.

New Gold Inc. Management Discussion and Analysis	27